Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/financial Editors:

    Ace Aviation Holdings Inc. reports second quarter net income of
    $236 million and operating income of $181 million; announces plans to surface shareholder value

    Second quarter overview

    - Net income of $236 million compared to net income of $169 million in the second quarter 2005.
    - Operating income of $181 million compared to operating income in the
      2005 quarter of $178 million.
    - EBITDAR for the quarter of $434 million, an improvement of $39 million from the 2005 quarter.
    - Passenger revenues up $188 million or 9 per cent, driven by a 3 per cent yield improvement and 5 per cent growth in traffic.
    - Fuel expense increase of $101 million or 19 per cent over the prior year's quarter.

    MONTREAL, Aug. 11 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported net income of $236 million for the second quarter 2006 compared to net income of $169 million in the 2005 quarter. ACE reported operating income of $181 million for the quarter, despite a fuel expense increase of
$101 million or 19 per cent over the second quarter of 2005. Operating income increased by $3 million compared to the second quarter of 2005. Net income includes foreign exchange gains of $107 million (2005 losses of $53 million).
    The 2006 quarter also includes a pre-tax gain of $100 million
($83 million after tax) on the sale of 3.25 million shares of US Airways. The non-recurring items in the 2005 quarter, principally related to the initial public offering of Aeroplan, amounted to $161 million ($143 million after tax).
    Passenger revenues were up $188 million or 9 per cent reflecting increases in all markets due to a 3 per cent improvement in passenger revenue per revenue passenger mile (yield) and a 5 per cent growth in passenger traffic, as measured by revenue passenger miles (RPMs), on a capacity growth of 3 percent. Unit cost, as measured by operating expense per available seat mile (ASM), rose 6 per cent from the same period in 2005. Excluding fuel expense, unit cost was up 4 per cent and included the effect of growth in non-
ASM producing businesses.
    EBITDAR(1) for ACE amounted to $434 million, an improvement of
$39 million from the second quarter 2005, reflecting improvements in all segments with the exception of ACTS. EBITDAR for Transportation Services,
Aeroplan and Jazz were up $22 million, $8 million and $29 million, respectively, while ACTS showed a decrease of $20 million.
    "I am pleased to report a strong second quarter from both an operating and financial perspective," said Robert Milton, Chairman, President and Chief
Executive Officer, ACE Aviation Holdings Inc. "Air Canada's revenue performance remains positive with the airline reporting a $188 million or
9 per cent increase in revenues over the previous year. This growth was achieved without the benefit of domestic traffic and yield gains derived from
Jetsgo's demise in March 2005, and despite the negative impact of a strong
Canadian dollar on revenues in international and transborder markets.
    "Record fuel costs continued to impact the airline's cost performance with oil prices now hovering around US$75 a barrel on the WTI index.
    "Both Aeroplan and Jazz provided value to their investors during the quarter. Aeroplan reported another strong performance in the quarter with record gross billings as well as a 23 per cent increase in operating income over the previous year. ACE's loyalty marketing company recorded $44 million in distributable cash. The increase in distributions announced in May will become effective in the third quarter.
    "I am also pleased at the strong results achieved by Jazz since it became a publicly traded company in February. Our regional carrier reported a profit of $35.6 million for the quarter and recorded over $33 million in distributable cash to its investors. This solid performance clearly reflects the stability inherent in its Capacity Purchase Agreement with Air Canada.

    "ACE's wholly-owned Maintenance, Repair and Overhaul (MRO) business,
ACTS, reported a modest operating income in the quarter and I am encouraged by the progress being made by the new leadership team. The changes being fast tracked by the new team are starting to pay off and I remain positive on the prospects and value of this business.
    "ACE's investment in US Airways has proved to be highly successful and our original investment of US$75 million has tripled, yielding over
US$206 million in net proceeds to date and a remaining stake valued at
US$20 million," said Mr. Milton.

    PLANS TO SURFACE SHAREHOLDER VALUE
    ----------------------------------

    ACE also said today that its Board of Directors has completed a review of progress on the implementation of its strategic plan. A key feature of the review is the adoption of plans to surface value for ACE shareholders over the medium and longer term by further illuminating the value of its subsidiaries.
    The Board has identified the following initiatives, market conditions permitting, to create further value:

    - Launching of an initial public offering (IPO) of a minority stake in
      Air Canada in late 2006;
    - Commencing a process in late 2006 to monetize ACTS;
    - Pursuing opportunities that realize the value of its investment in
      Aeroplan and Jazz.

    In connection with these plans, ACE intends, subject to shareholder and
Court approval under the Canada Business Corporations Act, to enter into a plan of arrangement. The plan would provide the Board of ACE with the authority to reduce the capital of the Corporation up to an aggregate amount of approximately $2 billion over time, but without any maximum time limit. A special meeting of shareholders will be convened in October 2006 to review the proposed plan of arrangement.
    "The Board has reaffirmed its strategy to maximize shareholder value by surfacing the underlying value of the subsidiaries.
    "The IPOs of Aeroplan and Jazz in June 2005 and February 2006 were very successful. Since then, both businesses have developed well as stand-alone businesses with outside investors and have delivered strong financial results.
We expect both Air Canada and ACTS to benefit in a similar way as we move ahead.
    "The execution of the initiatives above should facilitate unlocking the value of ACE's assets which is not being adequately recognized by the market,"
concluded Mr. Milton.

    (1) Non-GAAP Measures

    EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not comparable to similar measures presented by other public companies. Readers should refer to Consolidated Highlights or ACE's
Quarter 2 2006 Management's Discussion and Analysis (MD&A) for a
reconciliation of EBITDAR to operating income (loss).
    For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-
looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United States and, in particular, those identified in the Risk Factors section to ACE's 2005 MD&A dated February 9,
2006. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

    <<
    Consolidated
    HIGHLIGHTS
                                                     YTD       YTD
                    Quarter 2 Quarter 2        Quarter 2 Quarter 2
                         2006      2005             2006      2005
    -------------------------------------------------------------------------
    Financial                                 $                          $
    (Canadian dollars                    Change                     Change
    in millions unless
    stated otherwise)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Operating
     revenues           2,682     2,458     224    5,166     4,635     531
    Operating income      181       178       3      119       168     (49)
    Non-operating
     income                52       104     (52)     221        41     180
    Income before
     non-controlling
     interest, foreign
     exchange and
     provision of
     income taxes         233       282     (49)     340       209     131
    Income for the
     period               236       169      67      354        92     262
    Operating margin      6.7%      7.2%   (0.5)pp   2.3%      3.6%   (1.3)pp

    EBITDAR (1)           434       395      39      619       595      24
    EBITDAR, excluding
     special labour
     charges (1)          434       395      39      652       595      57
    EBITDAR margin       16.2%     16.1%    0.1 pp  12.0%     12.8%   (0.8)pp
    Cash, cash
     equivalents
     and short-term
     investments        2,822     2,782      40    2,822     2,782      40
    Cash flows from
     operations           210       339    (129)     567       653     (86)
    Weighted average
     common shares
     used for
     computation
     - basic              102       101       1      102        95       7
    Weighted average
     common shares
     used for
     computation
     - diluted            120       118       2      120       106      14
    Earnings per
     share - basic      $2.32     $1.68   $0.64    $3.47     $0.97   $2.50
    Earnings
     per share
     - diluted          $2.05     $1.50   $0.55    $3.16     $0.93   $2.23
    -------------------------------------------------------------------------

    Operating Statistics               % Change                   % Change
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Revenue
     passenger miles
     (millions) (RPM)  12,248    11,613       5   23,488    22,199       6
    Available seat
     miles (millions)
     (ASM)             14,926    14,487       3   29,213    28,053       4
    Passenger load
     factor              82.1%     80.2%    1.9 pp  80.4%     79.1%    1.3 pp
    Passenger
     revenue yield
     per RPM (cents)     18.6      18.1       3     18.3      17.3       6
    Passenger revenue
     per ASM (cents)     15.3      14.5       6     14.7      13.7       8
    Operating revenue
     per ASM (cents)     18.0      17.0       6     17.7      16.5       7
    Operating expense
     per ASM (cents)     16.8      15.7       6     17.3      15.9       8
    Operating expense
     per ASM,
     excluding fuel
     expense (cents)     12.5      12.1       4     13.2      12.6       5
    Operating expense
     per ASM, excluding
     fuel expense and
     special labour
     charges
     (cents) (2)         12.5      12.1       4     13.1      12.6       4
    Average number
     of full-time
     equivalent (FTE)
     employees
     (thousands)         33.0      32.4       2     33.0      32.0       3

    Available seat
     miles per FTE
     employee
     (thousands)          452       448       1      885       877       1
    Operating revenue
     per FTE employee
     (thousands)          $81       $76       7     $156      $145       8
    Aircraft in
     operating fleet
     at period end (3)    329       295      12      329       295      12
    Average aircraft
     utilization
     (hours per day)
     (4)(5)              10.2      10.6      (4)    10.2      10.5      (3)
    Average aircraft
     flight length
     (miles) (5)          862       857       1      861       860       0
    Fuel price
     per litre
     (cents) (6)         67.4      59.6      13     65.5      54.6      20
    Fuel litres
     (millions)           932       884       6    1,822     1,721       6
    -------------------------------------------------------------------------

    (1) EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

    EBITDAR is reconciled to operating income as follows:
    ($ millions)
                                                     YTD       YTD
                    Quarter 2 Quarter 2        Quarter 2 Quarter 2
                         2006      2005             2006      2005
                    -------------------        -------------------
    Operating income      181       178              119       168
    Add back:
      Aircraft rent       113        98              226       188
      Depreciation,
       amortization &
       obsolescence       140       119              274       239
                    -------------------        -------------------
    EBITDAR               434       395              619       595
                    -------------------        -------------------
    Add back:
      Special labour
       charges              -         -               33         -
                    -------------------        -------------------
    EBITDAR
     excluding
     labour charges       434       395              652       595
                    -------------------        -------------------
                    -------------------        -------------------

    (2) Special labour charges of $33 million were recorded in Quarter 1
        2006.
        Operating expense per available seat mile, excluding fuel expense and special labour charges, is calculated as operating expense, removing fuel expense and special labour charges, divided by ASMs.
        Refer to section 10 "Non-GAAP Financial Measures" of ACE's Quarter 2
        2006 MD&A for additional information.

    (3) Operating fleet excludes three chartered freighters in 2006 and 2005.
    (4) Excludes maintenance down-time.
    (5) Excludes third party carriers operating under capacity purchase arrangements.
    (6) Includes fuel handling and fuel hedging expenses.

    ACE Aviation                      Consolidated Statement of Operations
                                                     and Retained Earnings

    -------------------------------------------------------------------------
    (in millions except
    per share figures -                   Three Months          Six Months
    Canadian dollars)                    Ended June 30       Ended June 30
    (unaudited)
                                        2006      2005      2006      2005
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating revenues
      Passenger                       $2,288    $2,100    $4,309    $3,839
      Cargo                              152       147       303       282
      Other                              242       211       554       514
    -------------------------------------------------------------------------
                                       2,682     2,458     5,166     4,635
    -------------------------------------------------------------------------
    Operating expenses
      Salaries, wages and
       benefits                          636       622     1,278     1,235
      Aircraft fuel                      631       530     1,200       945
      Aircraft rent                      113        98       226       188
      Airport and navigation
       fees                              245       230       475       443
      Aircraft maintenance,
       materials and supplies            118        89       247       183
      Communications and
       information technology             69        78       147       155
      Food, beverages and
       supplies                           82        81       162       159
      Depreciation, amortization
       and obsolescence                  140       119       274       239
      Commissions                         59        73       127       138
      Special charges for labour
       restructuring                       -         -        33         -
      Other                              408       360       878       782
    -------------------------------------------------------------------------
                                       2,501     2,280     5,047     4,467
    -------------------------------------------------------------------------

    Operating income                     181       178       119       168
    -------------------------------------------------------------------------

    Non-operating income
     (expense)
      Interest income                     29        15        51        27
      Interest expense                   (91)      (77)     (179)     (152)
      Interest capitalized                13         3        22         6
      Gain on sale of US
       Airways shares                    100         -       100         -
      Gain on sale of assets               1         -         4         -
      Dilution gain                        -       190       220       190
      Other                                -       (27)        3       (30)
    -------------------------------------------------------------------------
                                          52       104       221        41
    -------------------------------------------------------------------------

    Income before the following
     items                               233       282       340       209

    Non-controlling interest             (19)       (4)      (34)       (7)

    Foreign exchange gain (loss)         107       (53)      120       (68)

    Provision for income taxes           (85)      (56)      (72)      (42)
    -------------------------------------------------------------------------
    Income for the period             $  236    $  169    $  354    $   92
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Retained earnings, beginning
     of period as originally
     reported                            533        80       415       157

    Adjustment related to change
     in accounting policy                (13)      (16)      (13)      (16)
    -------------------------------------------------------------------------

    Retained earnings, beginning
     of period as restated               520        64       402       141
    -------------------------------------------------------------------------

    Retained earnings, end of
     period                           $  756    $  233    $  756    $  233
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per share
      - Basic                         $ 2.32    $ 1.68    $ 3.47    $ 0.97
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
      - Diluted                       $ 2.05    $ 1.50    $ 3.16    $ 0.93
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
    www.sec.gov/edgar.shtml

    ACE Aviation                                 Consolidated Statement of
                                                        Financial Position
    -------------------------------------------------------------------------
    (in millions of Canadian dollars)
    (unaudited)                                             June  December
                                                        30, 2006  31, 2005
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    ASSETS

    Current
      Cash and cash equivalents                          $ 2,055   $ 1,565
      Short-term investments                                 767       616
    -------------------------------------------------------------------------
                                                           2,822     2,181
      Restricted cash                                         26        86
      Accounts receivable                                    778       637
      Spare parts, materials
       and supplies                                          284       325
      Prepaid expenses and other
       current assets                                        112       125
    -------------------------------------------------------------------------
                                                           4,022     3,354

    Property and equipment                                 5,753     5,494

    Deferred charges                                         126       145

    Intangible assets                                      2,267     2,462

    Investments and other assets                             306       392
    -------------------------------------------------------------------------
                                                         $12,474   $11,847
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES

      Current
        Accounts payable and
         accrued liabilities                             $ 1,425   $ 1,355
        Advance ticket sales                                 968       711
        Current portion of
         Aeroplan deferred revenues                          731       680
        Current portion of long-term
         debt and capital leases                             280       265
    -------------------------------------------------------------------------
                                                           3,404     3,011

      Long-term debt and capital
       leases                                              3,584     3,543

      Convertible preferred shares                           157       148

      Future income taxes                                    187       221

      Pension and other benefit
       liabilities                                         2,062     2,154

      Non-controlling interest                               221       203

      Aeroplan deferred revenues                             967       953

      Other long-term liabilities                            422       446
    -------------------------------------------------------------------------
                                                          11,004    10,679
    -------------------------------------------------------------------------

    SHAREHOLDERS'  EQUITY

    Share capital and other equity                           691       747

    Contributed surplus                                       23        19

    Retained earnings                                        756       402
    -------------------------------------------------------------------------
                                                           1,470     1,168
    -------------------------------------------------------------------------

                                                         $12,474   $11,847
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
    www.sec.gov/edgar.shtml

    ACE Aviation                       Consolidated Statement of Cash Flow

    -------------------------------------------------------------------------
    (in millions of Canadian dollars)     Three Months          Six Months
                                         Ended June 30       Ended June 30
    (unaudited)
                                        2006      2005      2006      2005
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cash flows from (used for)

    Operating
      Income for the period           $  236    $  169    $  354    $   92

      Adjustments to reconcile
       to net cash provided by
       operations
        Depreciation,
         amortization and
         obsolescence                    140       119       274       239
        Gain on sale of US
         Airways shares                 (100)        -      (100)        -
        Gain on sale of assets            (1)        -        (4)        -
        Dilution gain                      -      (190)     (220)     (190)
        Foreign exchange (gain)
         loss                           (134)       40      (130)       55
        Future income taxes               86        53        71        36
        Employee future benefit
         funding more than
         expense                         (46)       (6)      (68)      (14)
        Decrease (increase) in
         accounts receivable            (127)     (108)     (143)     (199)
        Decrease (increase) in
         spare parts, materials
         and supplies                    (25)      (19)       35        (5)
        Increase (decrease) in
         accounts payable and
         accrued liabilities             (43)      (40)       55        60
        Increase (decrease) in
         advance ticket sales,
         net of restricted cash          184       219       389       438
        Other                             40       102        54       141
    -------------------------------------------------------------------------
                                         210       339       567       653
    -------------------------------------------------------------------------
    Financing
      Issue of common shares               1       443         3       443
      Issue of convertible notes           -       319         -       319
      Issue of Aeroplan units              -       232         -       232
      Issue of Jazz units                  -         -       218         -
      Credit facility borrowings
       - Aeroplan                          -       318         -       318
      Credit facility borrowings
       - Jazz                              -         -       113         -
      Aircraft related borrowings         98         -       222         -
      Reduction of long-term
       debt and capital lease
       obligations                       (61)     (627)     (149)     (767)
      Distributions paid to non-
       controlling interests             (14)        -       (22)        -
      Other                                -        (5)        -        (5)
    -------------------------------------------------------------------------
                                          24       680       385       540
    -------------------------------------------------------------------------

    Investing
      Short-term investments               8      (680)     (151)   (1,355)
      Additions to capital
       assets                           (199)      (57)     (479)      (95)
      Proceeds from sale of
       assets                              -         -         -        37
      Sale of US Airways shares          158         -       158         -
      Proceeds from sale of
       Aeroplan units                      -        35         -        35
      Proceeds from sale of
       Jazz units                          -         -        14         -
      Cash collaterization of
       letters of credit                   -         -        (4)      (20)
    -------------------------------------------------------------------------
                                         (33)     (702)     (462)   (1,398)
    -------------------------------------------------------------------------

    Increase (decrease) in cash
     and cash equivalents                201       317       490      (205)

    Cash and cash equivalents,
     beginning of period               1,854       959     1,565     1,481
    -------------------------------------------------------------------------

    Cash and cash equivalents,
     end of period                    $2,055    $1,276    $2,055    $1,276
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash payments of interest         $   77    $   56    $  140    $  109
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cash payments of income taxes     $    3    $    5    $    6    $    9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash and cash equivalents exclude Short-term investments of $767 as at
    June 30, 2006 ($616 as at December 31, 2005)

    The notes are an integral part of the consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
    www.sec.gov/edgar.shtml
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; www.aceaviation.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 06:00e 11-AUG-06